July 29, 2024

Anthony Casalena
Chief Executive Officer
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, NY 10014

        Re: Squarespace, Inc.
            Schedule 13E-3/A filed July 22, 2024
            File No. 005-93410
            Revised Preliminary Proxy Statement on Schedule 14A filed July 22, 2024
            File No. 001-40393
Dear Anthony Casalena:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in the preliminary proxy statement, as revised, unless otherwise indicated.

Schedule 13E-3/A and Revised Preliminary Proxy Statement on Schedule 14A, each filed July
22, 2024
General

1. We note the following disclosure in the Schedule 13E-3: "The information concerning the
       Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction
       Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." This statement is inconsistent with the disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.
2. We reissue in part prior comment 2 in our letter dated July 10, 2024. Please revise the first
 July 29, 2024
Page 2

       and second paragraph on page 96 of the Proxy Statement to remove the implication that the summary of the Merger Agreement is not complete.
Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger, page 54

3. We reissue in part prior comment 10 in our letter dated July 10, 2024 with respect to the factor described in clause (vi) of Instruction 2 to Item 1014 of Regulation M-A. We note your revised disclosure on page 57 of the Proxy Statement that "the Permira Filing Parties have not made any purchases required to be disclosed in response to Item 1002(f) of Reg
       M-A." However, such disclosure does not consider all previous purchases disclosed by filing persons in the Proxy Statement in response to Item 1002(f). Please revise to state what consideration the Permira Filing Parties and the Parent Entities gave to
       Squarespace's previous purchases disclosed on pages 125-128 of the Proxy Statement or explain why such purchases were not deemed material or relevant to their fairness determination.
Materials Provided to Permira by Goldman Sachs, page 58

4. We reissue in part prior comment 11 in our letter dated July 10, 2024. We note your revised disclosure on page 64 of the Proxy Statement that "[d]uring the two-year period ended May 13, 2024, Goldman Sachs Investment Banking has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs
       Investment Banking to Permira and/or its affiliates and/or portfolio companies of approximately $50.3 million." Please confirm that this aggregate amount of approximately
       $50.3 million includes any compensation received, or to be received, by Goldman Sachs from Permira for its advisory services in connection with the present Rule 13e-3 transaction. With a view towards improved disclosure, please also consider separately disclosing the amount of such compensation.
Position of the Rollover Filing Parties as to the Fairness of the Merger, page
64

5. See comment 3 above. We reissue in part prior comment 12 in our letter dated July 10,
       2024. We note your revised disclosure on page 66 of the Proxy Statement that "none of the Rollover Filing Parties have purchased any Squarespace Common Stock during the past two years, and therefore none of the Rollover Filing Parties were able to, nor did they, consider the purchase prices paid for any Squarespace Common Stock by any of the
       Rollover Filing Parties during the past two years." Please revise to state what consideration the Rollover Filing Parties gave to Squarespace's previous purchases disclosed on pages 125-128 of the Proxy Statement or explain why such purchases were not deemed material or relevant to their fairness determination. Selected Historical Consolidated Financial Data, page 122

6. We reissue in part prior comment 15 in our letter dated July 10, 2024. While we note that you have added the 'Condensed Consolidated Statements of Comprehensive Income'
       from Squarespace   s quarterly report on Form 10-Q filed on May 7, 2024
to the top of
       page 123 of the Proxy Statement, such disclosure does not provide the summarized financial information required by Item 1010(c) of Regulation M-A and Rule 1-
       02(bb)(1)(ii) of Regulation S-X and is inconsistent with the presentation of the summarized financial information provided for 2023, 2022, and 2021. Please revise.
 July 29, 2024
Page 3

Important Information Regarding the Purchaser Filing Parties, page 131

7. We reissue in part prior comment 17 in our letter dated July 10, 2024. We note that disclosure regarding the executive officers and directors of Parent and Merger Sub has been added to page 132 of the Proxy Statement. With the addition of the Permira
       Filing Parties as filing persons of the Schedule 13E-3, please also provide the information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for each executive officer and director of Spaceship HoldCo, Inc., Spaceship MidCo, Inc., and
       Spaceship Intermediate 2, Inc. See General Instruction C to Schedule 13E-3. Additionally,
       please revise your disclosure to include the material occupations, positions, offices or employment during the past five years for each member of the GA Partnership Committee and each director of Accel Leaders 3 GP Associates L.L.C. See Item 1003(c)(2) of
       Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-
551-3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions